Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2019

The following disclosures have been prepared by Baytex Energy Corp. (“Baytex” or the “Company”) in accordance with Accounting Standards Codification 932 “Extractive Activities - Oil & Gas” (“ASC 932”) issued by the Financial Accounting Standards Board.

Petroleum and Natural Gas Reserves Information

Proved petroleum and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids (“NGL”) that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed petroleum and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, which may require future expenditures.

Proved undeveloped petroleum and natural gas reserves are reserves that are expected to be recovered from known accumulations where a future expenditure is required.

Reserves are estimated quantities of crude oil, NGL and natural gas anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and considered to be economic at average commodity prices based upon the average first-day-of-the-month prices during the year. Estimates of petroleum and natural gas reserves are subject to uncertainty and will change as additional information regarding the producing fields and technology becomes available and as future economic conditions change. Net reserves presented in this section represent the Company's working interest and overriding royalty share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

The changes in Baytex's net proved crude oil and NGL and natural gas reserves under constant prices and costs for the two-year period ended December 31, 2019 were as follows:

	Canada			United States			Total
	Crude Oil & NGL	Bitumen	Natural Gas	Crude Oil & NGL	Bitumen	Natural Gas	Crude Oil & NGL	Bitumen	Natural Gas
	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mbbl)	(mmcf)
Net proved reserves
December 31, 2017	30,850	12,115	45,974	94,219	—	168,624	125,070	12,115	214,598
Revisions of previous estimates	6,180	(482)	(2,887)	1,933	—	(6,287)	8,113	(482)	(9,174)
Improved recovery	12,205	—	3,740	1,470	—	2,110	13,675	—	5,850
Purchases	57,078	—	20,246	—	—	—	57,078	—	20,246
Extensions and discoveries	2,716	—	2,357	—	—	—	2,716	—	2,357
Production	(11,516)	(198)	(14,452)	(7,756)	—	(13,312)	(19,272)	(198)	(27,764)
Sales of minerals in place	(1)	—	—	—	—	—	(1)	—	—
December 31, 2018	97,513	11,435	54,978	89,866	—	151,135	187,379	11,435	206,114
Revisions of previous estimates	(1,630)	429	13,188	(6)	—	11,900	(1,636)	429	25,088
Improved recovery	—	—	—	—	—	—	—	—	—
Purchases	1,210	—	85	—	—	—	1,210	—	85
Extensions and discoveries	20,311	—	18,392	9,584	—	16,813	29,895	—	35,205
Production	(15,431)	(727)	(16,372)	(8,084)	—	(14,485)	(23,515)	(727)	(30,857)
Sales of minerals in place	(2,289)	—	(83)	—	—	—	(2,289)	—	(83)
December 31, 2019	99,683	11,136	70,188	91,360	—	165,363	191,043	11,136	235,551
Net proved developed reserves
End of year 2017	20,790	7,376	29,141	33,978	—	67,150	54,768	7,376	96,291
End of year 2018	47,329	8,616	39,222	36,898	—	68,273	84,227	8,616	107,495
End of year 2019	48,755	9,286	44,537	40,025	—	71,748	88,780	9,286	116,285

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2019

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves

The following information has been developed utilizing procedures prescribed by ASC 932 and based on crude oil, NGL and natural gas reserves and production volumes estimated by Baytex's independent reserves evaluator, McDaniel & Associates Consultants Ltd. The methodology used in calculating our price and cost assumptions for the standardized measure of discounted future net cash flows for reserves estimation is based upon the average first-day-of-the-month prices during the year.

Future production and development costs are based on forecast price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after providing for the tax cost of the petroleum and natural gas properties based upon existing laws and regulations. A 10% discount factor was applied to the future net cash flows.

The information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Baytex's petroleum and natural gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves was based on an unweighted arithmetic average of the first-day-of-the-month price for each month in 2019 and 2018.

	Commodity Pricing
	2019	2018
WTI crude (US$/bbl)	$55.85	$65.55
Edmonton Light Crude (Cdn$/bbl)	$66.73	$70.32
Western Canadian Select (WCS)(1) (Cdn$/bbl)	$56.10	$53.67
AECO-C spot price (Cdn$/mmbtu)	$1.76	$1.46
Henry Hub (US$/mmbtu)	$2.58	$3.02
Exchange rate (US$/Cdn$)	0.7500	0.7758

(1)	Price used in the preparation of heavy oil and bitumen reserves in Canada.

The standardized measure of discounted future net cash flows relating to net proved petroleum and natural gas reserves are as follows:

	Canada		United States		Total
(thousands of Canadian dollars)	2019	2018	2019	2018	2019	2018
Future cash inflows	$5,636,229	$5,942,119	$5,504,339	$6,516,072	$11,140,569	$12,458,191
Future production costs	(2,301,149)	(2,344,819)	(1,790,853)	(2,313,187)	(4,092,002)	(4,658,006)
Future development costs	(1,520,834)	(1,349,516)	(1,131,768)	(1,244,653)	(2,652,602)	(2,594,169)
Future income taxes	—	—	(213,922)	(281,755)	(213,922)	(281,755)
Future net cash flows	1,814,246	2,247,784	2,367,796	2,676,477	4,182,043	4,924,261
Deduct: 10% annual discount factor	(550,900)	(795,412)	(1,081,329)	(1,157,890)	(1,632,229)	(1,953,302)
Standardized measure	$1,263,346	$1,452,372	$1,286,467	$1,518,587	$2,549,814	$2,970,959

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2019

Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Net Proved Petroleum and Natural Gas Reserves

As at December 31, 2019 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$1,452,372	$1,518,587	$2,970,959
Sales, net of production costs	(603,159)	(416,008)	(1,019,167)
Net change in prices and production costs related to future production	(22,899)	(411,465)	(434,364)
Changes in previously estimated production costs incurred during the period	(236,918)	(23,926)	(260,844)
Development costs incurred during the period	371,415	177,928	549,343
Extensions, discoveries and improved recovery, net of related costs	177,952	127,763	305,715
Revisions of previous quantity estimates	8,532	98,307	106,839
Sales of reserves in place	(31,147)	—	(31,147)
Purchases of reserves in place	1,961	—	1,961
Accretion of discount	145,237	163,151	308,388
Net change in income taxes	—	52,130	52,130
Balance, end of year	$1,263,346	$1,286,467	$2,549,814

As at December 31, 2018 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$355,205	$1,145,248	$1,500,453
Sales, net of production costs	(255,967)	(478,727)	(734,694)
Net change in prices and production costs related to future production	(33,000)	498,009	465,009
Changes in previously estimated production costs incurred during the period	(773,071)	104,733	(668,338)
Development costs incurred during the period	291,550	193,604	485,154
Extensions, discoveries and improved recovery, net of related costs	227,000	44,278	271,278
Revisions of previous quantity estimates	754,912	(12,639)	742,273
Sales of reserves in place	(15,000)	—	(15,000)
Purchases of reserves in place	865,223	—	865,223
Accretion of discount	35,520	116,576	152,096
Net change in income taxes	—	(92,495)	(92,495)
Balance, end of year	$1,452,372	$1,518,587	$2,970,959

Capitalized Costs Relating to Petroleum and Natural Gas Producing Activities

As at December 31, 2019 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$6,327,290	$4,801,007	$11,128,297
Unproved properties	187,262	132,948	320,210
Total capital costs	6,514,552	4,933,955	11,448,507
Accumulated depletion and depreciation	(3,143,380)	(2,597,028)	(5,740,408)
Net capitalized costs	$3,371,172	$2,336,927	$5,708,099

As at December 31, 2018 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$5,912,361	$4,832,172	$10,744,533
Unproved properties	208,012	150,923	358,935
Total capital costs	6,120,373	4,983,095	11,103,468
Accumulated depletion and depreciation	(2,501,569)	(2,425,075)	(4,926,644)
Net capitalized costs	$3,618,804	$2,558,020	$6,176,824

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2019

Costs Incurred in Petroleum and Natural Gas Property Acquisition, Exploration and Development Activities

For year ended December 31, 2019 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	$2,636	$—	$2,636
Unproved properties	1,523	—	1,523
Development costs (1)	371,415	177,928	549,343
Exploration costs (2)	2,948	—	2,948
Total	$378,522	$177,928	$556,450

For year ended December 31, 2018 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	$1,748,570	$—	$1,748,570
Unproved properties	98,372	—	98,372
Development costs (1)	291,550	193,604	485,154
Exploration costs (2)	10,567	—	10,567
Total	$2,149,059	$193,604	$2,342,663

(1)	Development and facilities capital expenditures.

(2)	Cost of geological and geophysical capital expenditures and drilling costs for exploratory wells.

Results of Operations for Producing Activities

For year ended December 31, 2019 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$970,257	$515,421	$1,485,678
Less:
Operating costs, production and mineral taxes	298,303	99,413	397,716
Transportation and blending expense	112,737	—	112,737
Exploration and evaluation	11,764	—	11,764
Depletion and impairment	651,323	261,766	913,089
Operating income (loss)	(103,870)	154,242	50,372
Income tax expense	101	1,992	2,093
Results of operations (1)	$(103,971)	$152,250	$48,279

For year ended December 31, 2018 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$546,515	$568,601	$1,115,116
Less:
Operating costs, production and mineral taxes	221,717	89,875	311,592
Transportation and blending expense	105,701	—	105,701
Exploration and evaluation	10,580	11,149	21,729
Depletion and impairment	359,925	482,050	841,975
Operating loss	(151,408)	(14,473)	(165,881)
Income tax recovery	—	(35)	(35)
Results of operations (1)	$(151,408)	$(14,438)	$(165,846)

(1)	Excludes corporate overhead and interest costs.

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